FORM 6-K

                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13A-16 OR 15D-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                  For the month of   January 29       , 1997
                                   -------------------

                          TURBODYNE TECHNOLOGIES INC.
                          ----------------------------
                (Translation of registrant's name into English)

      Suite 510, 1090 West Pender Street, Vancouver, BC, Canada, V6E 2N7
                   (Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F   X      Form 40-F
                          ------              -----

     [Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes             No    X
                             ------          ------
     [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82
                                  ___________

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

July 30, 1997
--------------
Date                               /s/Leon E. Nowek
                                   ---------------------
                                   Signature

                                   Leon E. Nowek
                                   ---------------------
                                   Name

                                   Chief Financial Officer
                                   -----------------------
                                   Title

THIS IS THE FORM OF MATERIAL CHANGE REPORT REQUIRED UNDER SECTION 67(1) OF THE SECURITIES ACT.


                                    FORM 27
                                    -------

                                 SECURITIES ACT
                                 --------------

             MATERIAL CHANGE REPORT UNDER SECTION 67(1) OF THE ACT



Item 1.   REPORTING ISSUER
          ------------------
          TURBODYNE TECHNOLOGIES INC.
          Suite 510,
          1090 W. Pender St.
          Vancouver, B.C. V6E 2N7

          Telephone: (604) 682-8854
          Facsimile: (604) 682-2432

Item 2.   DATE OF MATERIAL CHANGE
          -----------------------
          January 29, 1997

Item 3.   PRESS RELEASE
          -------------
          January 29, 1997

Item 4.   SUMMARY OF MATERIAL CHANGE
          --------------------------
          Turbodyne Technologies Inc. ("Turbodyne") issued a news release to update development in its wholly-owned subsidiary, Pacific Baja Light Metals Corp. ("Baja").

Item 5.   FULL DESCRIPTION OF MATERIAL CHANGE
           -----------------------------------

          Turbodyne Technologies Inc. issued a news release today to update development in its wholly-owned subsidiary.

          Baja's preliminary results for the year ended December 31, 1996, and comparatives for the year ended December 31, 1995, are as follows:


                                     December 31/96      December 31/95
                                       U.S. DOLLARS       U.S. DOLLARS
                                     ---------------     --------------
          Sales:                        $34,064,000         $28,986,000
          Cost of Goods Sold:           $26,502,000         $23,333,000
          Gross Margin:                 $ 7,562,000         $ 5,653,000
          Net Income Before Taxes:      $ 3,289,000         $ 1,506,000

          The above figures are subject to year end audit adjustments and provisions for any intercorporate charges by Turbodyne.

          As well, Baja recently received three significant new purchase order from its major customers Allied Signal, Navistar and American Racing, which will result in additional sales over the next three years of approximately $60,000,000 U.S. These purchase orders represent an additional $4.2 million U.S. of increased business from these customers fro the 1997 fiscal year. Baja is also negotiating the acquisition of expanded facilities in Mexico to meet its production requirements and for production of Turbodyne products.

          Baja is a manufacturer of permanent mold and sand cast aluminum products for automotive applications. Baja produces custom wheels for the automotive aftermarket and manufactures on a contract basis for original equipment manufacturers as well as short term production runs of cast aluminum products, including prototypes, for a variety of industrial customers.

Item 6.   RELIANCE ON SECTION 67(2) OF THE ACT
          ------------------------------------

          Not Applicable

Item 7.   OMITTED INFORMATION
          -------------------
          None

Item 8.   SENIOR OFFICERS
          ---------------
          EDWARD M. HALIMI - President
          6155 Carpinteria Avenue
          Carpinteria, California
          93013

          Telephone: (805) 684-4551

Item 9.   STATEMENT OF SENIOR OFFICER
          ---------------------------

          The foregoing accurately discloses the material change referred to herein.


January 30, 1997
------------------------------------------------
Date


/s/ Edward Halimi
------------------------------------------------
(signature)



                                     Edward Halimi
                                   --------------------------------------------
                                   Name




                                     President
                                   --------------------------------------------
                                   Position




                                     Carpinteria, CA
                                   --------------------------------------------
                                   Place of Declaration




                                   --------------------------------------------

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